UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               FOCUS SURGERY, INC.
                      -----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                  --------------------------------------------
                         (Title of Class of Securities)

                                    344163100
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 21 Pages
                             Exhibit Index: Page 16

________________________

*         Initial  filing  with  respect  to Soros Fund  Management  LLC and Mr.
          Stanley F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
          Schedule 13D.

                                                              Page 2 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 344163100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          404,210
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           404,210
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    404,210

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             1.54%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 344163100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          894,230
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          404,210
    Each
  Reporting           9      Sole Dispositive Power
   Person                           894,230
    With
                      10     Shared Dispositive Power
                                    404,210

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,298,440

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             4.94%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 344163100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          404,210
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    404,210

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    404,210

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             1.54%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 344163100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Winston Partners, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          897,135
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           897,135
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    897,135

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             3.41%

14      Type of Reporting Person*

               PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 344163100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Chatterjee Fund Management, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          897,135
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           897,135
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    897,135

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             3.41%

14      Type of Reporting Person*

               PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 344163100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Purnendu  Chatterjee (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          897,135
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           897,135
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    897,135

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             3.41%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 21 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.0001 par value per share (the "Shares"), of Focus Surgery, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D dated February 27, 1995 (the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the transfer of the investment advisory contract between Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), pursuant to which SFM was granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. The investment advisory contract has been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of the following persons (collectively, the "Reporting Persons"):

               (i)    SFM LLC;

               (ii)   Mr. George Soros ("Mr. Soros");

               (iii)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller")

               (iv)   Winston Partners, L.P. ("Winston")

               (v)    Chatterjee Fund Management, L.P. ("CFM"); and

               (vi)   Purnendu Chatterjee ("Dr. Chatterjee").


               This statement relates to Shares held for the accounts of Quantum Partners, Mr. Soros and Winston.

                              The Reporting Persons

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contract with Quantum Fund to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund and Quantum Partners. Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to

                                                              Page 9 of 21 Pages


utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities.

               During the past five years, except as disclosed in the Initial Statement, none of the Reporting Persons and to the best of their knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The  securities  held for the  accounts of the SFM  Clients,  Mr.
Soros  and/or  Winston  may be held  through  margin  accounts  maintained  with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners, Mr. Soros and/or Winston were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of

                                                             Page 10 of 21 Pages


the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 404,210 Shares held for the account of Quantum Partners (approximately 1.54% of the total number of Shares outstanding).

                    (ii) Mr. Soros may be deemed a beneficial owner of 1,298,440 Shares (approximately 4.94% of the total number of Shares outstanding). This number consists of (A) 404,210 Shares held for the account of Quantum Partners (approximately 1.54% of the total number of Shares outstanding) and (B) 894,230 Shares held for his personal account (approximately 3.40% of the total number of Shares outstanding).

                    (iv) Each of Winston, CFM and Dr. Chatterjee may be deemed the beneficial owner of the 897,135 Shares held for the account of Winston (approximately 3.41% of the total number of Shares outstanding).

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 404,210 Shares held for the account of Quantum Partners.

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 404,210 Shares held for the account of Quantum Partners.

                    (iii) Mr. Soros has the sole power to vote and dispose of the 894,230 Shares held for his personal account.

                    (iv) Dr. Chatterjee, in his capacity as sole general partner of CFM, and CFM as the sole general partner of Winston, have the sole power to direct the voting and disposition of the 897,135 Shares held for the account of Winston.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by Quantum Partners or by any of the Reporting Persons.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) The partners of Winston have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Winston in accordance with their respective partnership interests in Winston.

                                                             Page 11 of 21 Pages


                    (iii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for his personal account.

               (e) Not applicable.

               Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his account and the accounts of the SFM Clients. Each of Winston, CFM and Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for the account of Winston.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               Dr. Chatterjee has reached understandings with each of Quantum Partners and SFM LLC pursuant to which Dr. Chatterjee will furnish to each of Quantum Partners and SFM LLC recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners and in any profits or losses with respect to Shares held for the account of Mr. Soros.

               From time to time, each of the Reporting Persons, Quantum Partners, and other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, and/or other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, none of the Reporting Persons, Quantum Partners, and other SFM Clients has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 12 of 21 Pages

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros and Mr. Druckenmiller.

               D. Power of Attorney dated May 31, 1995 granted by Dr. Purnendu Chatterjee in favor of Mr. Peter Hurwitz.

               E. Form of Standby Purchase Agreement (filed as Exhibit F to the Initial Statement and incorporated herein by reference).

                                                             Page 13 of 21 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                 SOROS FUND MANAGEMENT LLC


                                        By:    /S/ SEAN C. WARREN
                                              -----------------------------
                                              Sean C. Warren
                                              Managing Director


                                       GEORGE SOROS


                                       By:    /S/ SEAN C. WARREN
                                              -----------------------------
                                              Sean C. Warren
                                              Attorney-in-Fact


                                       STANLEY F. DRUCKENMILLER


                                       By:    /S/ SEAN C. WARREN
                                              -----------------------------
                                              Sean C. Warren
                                              Attorney-in-Fact


                                       WINSTON PARTNERS, L.P.


                                       By:    Chatterjee Fund Management, L.P.,
                                              General Partner

                                              By:    Purnendu Chatterjee,
                                                     General Partner


                                              By:    /S/ PETER HURWITZ
                                                     -------------------------
                                                     Peter Hurwitz
                                                     Attorney-in-Fact

                                                             Page 14 of 21 Pages



                                      CHATTERJEE FUND MANAGEMENT, L.P.

                                      By:    Purnendu Chatterjee,
                                             General Partner


                                              By:  /S/ PETER HURWITZ
                                                   ---------------------------
                                                   Peter Hurwitz
                                                   Attorney-in-Fact


                                       PURNENDU CHATTERJEE


                                       By:  /S/ PETER HURWITZ
                                            ----------------------------------
                                            Peter Hurwitz
                                            Attorney-in-Fact

                                                             Page 15 of 21 Pages



                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                             Number of Shares
                                                             ----------------
        Scott K. H. Bessent
        Walter Burlock
        Jeffrey L. Feinberg
        Arminio Fraga
        Gary  Gladstein  ...........................................2,000
        Robert K. Jermain
        David N. Kowitz
        Alexander C. McAree
        Paul McNulty
        Gabriel S. Nechamkin
        Steven Okin
        Dale Precoda
        Lief D. Rosenblatt
        Mark D. Sonnino
        Filiberto H. Verticelli
        Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since November 2, 1996 (60 days prior to the date hereof).

          (d) None of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 16 of 21 Pages



                                  EXHIBIT INDEX

                                                                      Page No.
                                                                     ---------
A.        Power of Attorney dated as of January 1, 1997 granted by
          Mr. George Soros in favor of Mr. Sean C. Warren and Mr.
          Michael C. Neus................................................17

B.        Power of Attorney dated as of January 1, 1997 granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.................................18

C.        Joint Filing Agreement dated January 1, 1997 by and among
          Soros Fund Management LLC, Mr. George Soros and Mr.
          Stanley F. Druckenmiller.......................................19

D.        Power of Attorney dated May 31, 1995 granted by Dr.
          Purnendu Chatterjee in favor of Mr. Peter Hurwitz..............21